Exhibit 99.3

IMPORTANT ANNUAL MEETING INFORMATION

Using a black or blue ink pen, mark your votes with an X as shown	☒
in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

 A   Proposals — The Board of Directors recommends a vote FOR the nominees listed and FOR Proposal 2.

1.	Election of Directors:	For	Withhold		For	Withhold
	01 - Athanasios (“Thanos”) Feidakis*	☐	☐	02 - Ioannis Kazantzidis*	☐	☐

*To serve as Class I directors until the 2020 Annual Meeting of Shareholders.

	For	Against	Abstain
2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2017.	☐	☐	☐

 B   Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance
		Mark the box to the right	☐
if you plan to attend the
Annual Meeting.

 C   Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

21DV

02NKLD

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — Globus Maritime Limited

Annual Meeting of Shareholders - SEPTEMBER 7, 2017

Proxy Solicited On Behalf of the Board of Directors

The undersigned shareholder hereby appoints Athanasios (“Thanos”) Feidakis and Olga Lambrianidou and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of GLOBUS MARITIME LIMITED (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on Thursday September 7, 2017 at 11:00 a.m. local time at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 16674 Glyfada, Athens Greece and at any and all adjournments thereof as indicated herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL ONE AND PROPOSAL TWO AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

PLEASE SIGN ON REVERSE